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                                                            OMB APPROVAL
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                                                      OMB Number:   3235-0145
                          UNITED STATES               Expires: October 31, 1997
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                     Washington, D.C. 20549           hours per form .....14.90
                                                      --------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                           IONIC FUEL TECHNOLOGY, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                           (Title Class of Securities)


                                   4622-11-103
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 15, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.      |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages.


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                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. 4622-11-103                                       Page 2 of 6 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Donald M. Kleban
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                        (b)|_|


--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                              |_|


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                |7          SOLE VOTING POWER
                |
                |               312,900
     NUMBER OF  |---------------------------------------------------------------
      SHARES    | 8          SHARED VOTING POWER
   BENEFICIALLY |
     OWNED BY   |                 -0-
       EACH     |---------------------------------------------------------------
     REPORTING  |9          SOLE DISPOSITIVE POWER
      PERSON    |
       WITH     |               312,900
                |---------------------------------------------------------------
                |10         SHARED DISPOSITIVE POWER
                |
                |                  -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    312,900   shares (See Item 5(a))
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.6 %
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

                  This statement relates to (i) common stock, $.01 par value ("Common Stock"), (ii) Series A Redeemable Common Stock Purchase Warrants ("A Warrants"), (iii) Series B Redeemable Common Stock Purchase Warrants ("B
Warrants"), and (iv) certain other private warrants ("Private Warrants") of Ionic Fuel Technology, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 300 Delaware Avenue, #1704,Wilmington, Delaware.

                  The percentage of beneficial ownership reflected in this Statement is based upon 5,400,000 shares of Common Stock outstanding on May 5, 1997, which number has been provided to the Reporting Person by the Issuer.

Item  2.   Identity and Background.

     (a) Name: This statement is filed on behalf of Donald M. Kleban ("Kleban").

     (b) Home Address: Kleban's residence is located at 2 Sutton Place South, New York, New York 10022.

     (c) Principal Business: Kleban is an investment banker, currently employed by Perrin Holden & Davenport Capital Corp. ("PHD"), 17 John Street, New York, New York 10038.

     (d) During the last five years, Kleban has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Kleban has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Kleban is a citizen of the United States.

Item 3.    Source and Amount of Funds or other Consideration.

                  Kleban used personal funds and available cash to purchase the securities described below in Item 5(c).




                                     3 of 6

Item 4.    Purpose of Transactions.

                  Kleban has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain an equity position in the Issuer for investment purposes. Kleban may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Kleban has no present plans with respect to the securities specified in Item 5(c) which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item  5.   Interest in Securities of the Issuer.

     (a) Kleban owns 179,900 shares of Common Stock (45,000 of which are subject to a purchase option issued to Kleban exercisable at $8.25 per share until July 28, 1999 ("Option")), 53,000 A Warrants to purchase 26,500 shares of Common Stock, 113,000 B Warrants to purchase 56,500 shares of Common Stock (of which 45,000 A Warrants and 45,000 B warrants to purchase in the aggregate 45,000 shares of Common Stock are issuable upon exercise of the Option), and 50,000 Private Warrants to purchase 50,000 shares of Common Stock. Two A Warrants entitle the holder to purchase one share of Common Stock for $7.475 until July 28, 1997. Two B Warrants entitle the holder to purchase one share of Common Stock for $8.625 until July 28, 1999. 25,000 of the Private Warrants entitle the holder to purchase 25,000 shares of Common Stock at $2.25 per share and the remaining 25,000 Private Warrants entitle the holder to purchase 25,000 shares of Common Stock at $3.50 per share, each until March 15, 2001.

     Accordingly, Kleban beneficially owns 312,900 shares of the Common Stock of the Issuer or approximately 5.6% of the outstanding shares (based on 5,578,000 shares of Common Stock which would be outstanding upon exercise of the currently exercisable Option, A Warrants, B Warrants and Private Warrants and the A Warrants and B Warrants underlying the Option held by Kleban, collectively to purchase an aggregate of 178,000 shares of Common Stock.)




                                     4 of 6

     (b) Kleban has sole voting and dispositive powers over the 312,900 shares of Common Stock which he is deemed to beneficially own.

     (c) On March 15, 1997, the Issuer issued to Kleban an aggregate of 50,000 Private Warrants, 25,000 of which are exercisable at $2.25 per share and the remaining 25,000 of which are exercisable at $3.50 per share. The Private Warrants were issued to Kleban in connection with the Issuer's employment of PHD, Kleban's employer, as a financial consultant. On April 9, 1997, Kleban purchased 4,400 shares of Common Stock in the open market for $10,172.80 or $2.312 per share. Accordingly, Kleban beneficially owns 312,900 shares of Common Stock (or 5.6%) of the Issuer, which exceeds the five (5%) percent reporting threshold, thereby requiring Kleban to file this Schedule 13D.

Item  6.   Contracts, Agreements, Understandings or
           Relationships with Respect to Securities of Issuer.

                  Not applicable.

Item  7.   Materials to be Filed as Exhibits.

                  Not applicable.







           The balance of this page has been left blank intentionally.



                                     5 of 6

                                    SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:  May 7, 1997


                                                      By: /s/ Donald M Kleban
                                                         -----------------------
                                                            Donald M. Kleban




                                     6 of 6

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